EXHIBIT 99.1

News Release

For Immediate Release	Date: October 30, 2024
24-33-TR

Teck Named to Forbes World's Top Companies for Women 2024 List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Forbes list of the World’s Top Companies for Women 2024, an employee-driven ranking of multinational corporations from 37 countries around the world.

“Being named one of the World’s Top Companies for Women by Forbes reflects our commitment to fostering a workplace that is safe, inclusive and respectful and supports women in building rewarding careers,” said Jonathan Price, President and CEO. “We’re proud of the progress we’re making to increase representation and equity for women at Teck and will continue our work to ensure equitable opportunities for women across our company today and for those who join us in the future.”

The World's Top Companies for Women 2024 were chosen based on independent, anonymous surveys of approximately 100,000 women from 37 countries. Participants were asked—among other questions—if they would recommend their employer to friends or family, and to rate the corporation on both general workplace practices and gender-specific issues including gender pay equity, the management of employee discrimination cases, and whether men and women have the same opportunities for advancement.

Teck was also named to the Forbes World’s Best Employers 2024 list earlier this month and one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past seven years.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com